ING Life Insurance and Annuity Company
and its
Variable Annuity Account B

GROUP VARIABLE ANNUITY CONTRACTS FOR
EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS

Supplement dated July 22, 2011 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 29, 2011, as amended

_____

The following information amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Important Information Regarding the ING Clarion Global Real Estate and
ING Clarion Real Estate Portfolios

On July 1, 2011, ING Clarion Global Real Estate Securities LLC, subadviser to the ING Clarion Global Real Estate and ING Clarion Real Estate Portfolios, was renamed CBRE Clarion Securities LLC.

Accordingly, all references in your Contract Prospectus and Contract Prospectus Summary to ING Clarion Global Real Estate Securities LLC are replaced with CBRE Clarion Securities LLC.